Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761, ext. 6905 Fax (905) 548-4249

May 2, 2003



Exemption No. 82-3226

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Sirs:

Enclosed are copies of notices sent to the Toronto Stock Exchange regarding declaration of dividends.

Yours truly,

Urmas Soomet
Corporate Secretary

/sl

encl.

DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761, ext. 6905 Fax (905) 548-4249

May 2, 2003

Ms. Kay Dhanraj
Publications & Information Services
The Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place, 3rd Floor
Toronto, Ontario
M5X 1J2

Dear Ms. Dhanraj:

Please note that the Board of Directors today declared a dividend of $0.30 per share on each common share of the corporation outstanding as of record on the close of business on June 11, 2003 payable on July 1, 2003.

The applicable rate of non-resident withholding tax on the cash dividend on the above mentioned common stock is shown on the attached list.

Yours very truly,



Urmas Soomet
Corporate Secretary

Attachment

DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761, ext. 6905 *Fax (905) 548-4249*

May 2, 2003

Ms. Kay Dhanraj
Publications & Information Services
The Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place, 3rd Floor
Toronto, Ontario
M5X 1J2

Gentlemen:

Please note that the Board of Directors today declared a dividend of $1.19 per share on the 4-3/4% Cumulative Redeemable Preferred Shares, Series A, payable August 1, 2003 to shareholders of record at the close of business on July 11, 2003.

The applicable rate of non-resident withholding tax on the above mentioned preferred stock is shown on the attached list.

Yours very truly,



Urmas Soomet
Corporate Secretary

/sl

Attachment